FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2008

Commission File Number 33-99720

ARAUCO AND CONSTITUTION PULP INC.

(Translation of registrant’s name into English)
El Golf 150
Fourteenth Floor
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑  Form 40-F ☐

Indicate   by  check  mark  if  the  registrant  is  submitting  the  Form  6-K  in  paper  as  permitted  by  Regulation  S-T  Rule
101(b)(1):  ☐

Indicate   by  check  mark  if  the  registrant  is  submitting  the  Form  6-K  in  paper  as  permitted  by  Regulation  S-T  Rule
101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

MATERIAL FACT

CELULOSA ARAUCO Y CONSTITUCIÓN S.A.

Securities Registry Inscription N° 042

Santiago, November 7, 2008

MR. SUPERINTENDENT OF SECURITIES AND INSURANCE:

The undersigned, in his capacity as General Manager of Celulosa Arauco y Constitución S.A., (the “Company”), both domiciled in the Metropolitan Region, El Golf Avenue No. 150, 14th Floor, Las Condes, a company registered in the Securities Registry No. 42, Rut 93.458.000-1, duly authorized by the Board of Directors, hereby communicates to you the following material fact relating to the Company and its actions in compliance with article 9 and subsection 2 of article 10, both of Law No. 18.045:

Yesterday, the Company proceeded to issue uncertificated and bearer bonds in the local market, with the following characteristics:

1. Series “F” Bonds, corresponding to the local lines of bonds approved by the Board of Directors on June 24, 2008 and registered in the Securities Registry with N° 545. Said issuance was for an aggregate total of 5,000,000 Unidades de Fomento (“UF”), with a 21-year term, 10-year grace period and a rate of 4.82%.

The Series “F” Bonds will accrue interest over the outstanding principal, expressed in UF, an annual, compound interest rate of 4.25% calculated on the basis of equal periods of 180 days, equivalent to a rate of 2.1029% per period. The interest will accrue starting on October 10, 2008.

2. Series “E” Bonds, corresponding to the local lines of bonds approved by the Board of Directors on June 24, 2008 and registered in the Securities Registry with N° 544. Said issuance was for an aggregate total of 1,000,000 Unidades de Fomento, with a 6-year term, 3-year grace period and a rate of 4.66%.

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The Series “E” Bonds will accrue interest over the outstanding principal, expressed in UF, an annual, compound interest rate of 4% calculated on the basis of equal periods of 180 days, equivalent to a rate of 1.9804% per period.

3. Both series of bonds have a local risk rating of AA.

The placement agent for the issuance was IM Trust S.A., Corredores de Bolsa, with which there does not exist a property relation.

The spread over the bond issued by the Central Bank of Chile in UF (“BCU”) to 20 years obtained by the Series “F” Bond was of 142 basis points. The spread over the BCU to 5 years obtained by the Series “E” Bonds was of 126 basis points.

4. Other relevant conditions of the previously mentioned bonds are:

i) Series “E” Bonds can be redeemed beginning on October 30, 2011, while Series “F” Bonds can be redeemed beginning on October 30, 2014.

ii) The Bonds will not have any guarantee.

iii) The proceeds from the previously mentioned issuances will be allocated to the refinancing of short- and long-term liabilities of the Company.

It is estimated that the previously referenced bond issuances will not have significant effects in the Company’s financial results.

Sincerely,

CELULOSA ARAUCO Y CONSTITUCION S.A.

Matías Domeyko Cassel

General Manager

cc.	- Bolsa de Comercio de Santiago
- Bolsa Electrónica de Chile,
Bolsa de Valores
- Bolsa de Corredores,
Bolsa de Valores Valparaíso

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SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Celulosa Arauco y Constitución, S.A.
(Registrant)

Date:	Novmeber 19, 2008	By: /s/ Matías Domeyko Cassel
Name: Matías Domeyko Cassel
Title: Chief Executive Officer